Exhibit 21

SUBSIDIARIES OF THE COMPANY

NAME OF SUBSIDIARY	STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION	OTHER NAMES UNDER WHICH SUBSIDIARY DOES BUSINESS
Cave Springs, Inc.	Delaware	N/A

Destination Maternity Apparel Private Limited	India	N/A

Maternity Factory Warehouse Centre, Inc.	Canada	N/A

Mothers Work Canada, Inc.	Delaware	N/A

Mothers Work Services, Inc.	Delaware	N/A